UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces participation in the Tartaruga Verde field and Module III of the Espadarte field

—

Rio de Janeiro, March 16, 2026 – Petróleo Brasileiro S.A. – Petrobras announces that, as partner and operator of the Tartaruga Verde and Espadarte – Module III fields, located in the Campos Basin, it has notified Petronas Petróleo Brasil Ltda. today of its decision to exercise its preemptive right to acquire the 50% interests in these assets currently owned by Petronas. Upon completion of the transaction, Petrobras will once again hold a 100% interest in the assets, remaining as operator.

The signing of the purchase and sale agreement will take place soon. The transaction value is US$ 450 million, of which (a) US$ 50 million will be paid on the signing date; (b) US$ 350 million upon closing, subject to adjustments related to the effective date of the transaction (07/01/2025); and (c) two deferred installments of US$ 25 million each, to be paid 12 and 24 months after closing, respectively.

It should be noted that the amounts to be disbursed by Petrobras will be adjusted for deductions related to the economic results obtained by the asset since July 1, 2025.

The acquisition presents attractive economic and financial conditions, adds decision-making flexibility to the company’s portfolio management, and is in line with its Business Plan, reinforcing the strategic focus on the oil and gas segment, with disciplined capital allocation, economic and environmental resilience, risk mitigation, and prioritization of assets with greater value generation potential for shareholders.

The completion of the transaction is subject to the fulfillment of precedent conditions set forth in the purchase and sale agreement, including approval by Brazil’s National Agency of Petroleum, Natural Gas and Biofuels (ANP).

About the fields

The Tartaruga Verde field and Module III of Espadarte are located in the southern portion of the Campos Basin, in water depths ranging from approximately 700 to 1,620 meters. The assets are operated by Petrobras through the FPSO Cidade de Campos dos Goytacazes, with current production of around 55,000 barrels of oil per day.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer